Takeda’s Leading Orexin Franchise Oveporexton Phase 3 Data & Commercial Readiness World Sleep Congress 2025 September 8th, 2025 This material is prepared and distributed solely for the purpose of providing information about Takeda's management or business to shareholders, investors, and analysts, and is not intended to induce purchase or prescription of any specific drugs and other products. This material is not intended for healthcare professionals, patients, or other persons other than those mentioned above. This material is prohibited from being used by persons other than those mentioned above and for the purpose other than one mentioned above. Ready to translate

For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this presentation may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Peak Revenue Potential and PTRS Estimates References in this presentation to peak revenue ranges are estimates that have not been adjusted for probability of technical and regulatory success (PTRS) and should not be considered a forecast or target. These peak revenue ranges represent Takeda’s assessments of various possible future commercial scenarios that may or may not occur. References in this presentation to PTRS are to internal estimates of Takeda regarding the likelihood of obtaining regulatory approval for a particular product in a particular indication. These estimates reflect the subjective judgment of responsible Takeda personnel and have been approved by Takeda’s Portfolio Review Committee for use in internal planning. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Important Notice 2

Pioneering Orexin science and catalyzing a potential new era of care for patients with narcolepsy type 1 (NT1) with oveporexton 1 32 Ph3 results demonstrated oveporexton’s potential to achieve outcomes that matter most to patients Oveporexton is designed to treat the root cause of NT1 and has the potential to be a transformative Orexin therapy Orexin deficiency is the root cause of NT1 Oveporexton U.S. and global filings on track to start in FY25; global $2-3B+ peak revenue potential 3 Please refer to the Important Notice at the start of this presentation for more information about peak revenue estimates.

Nighttime Symptoms Excessive Daytime Sleepiness (EDS) Cataplexy Hallucinations, Sleep Paralysis Disrupted Nighttime Sleep, Disturbing Dreams1 NT1 patients face debilitating daytime and nighttime symptoms often impacting daily function Cognitive Symptoms Daytime Symptoms 1 Sateia MJ. Chest 2014;146:1387–94 Reduced Work Productivity Reduced School Performance Challenged Social Interactions Reduced Personal Responsibilities Limited Recreational Activities These symptoms may have significant impact on daily functions 4

Mahoney CE, et al. Nat Rev Neurosci. 2019;20(2):83-93; Chastain EM, et al. Biochim Biophys Acta. 2011;1812:265–274; Nishino S. Sleep Med. 2007;8(4):373-399; Saper CB, et al. Trends Neurosci. 2001;24(12):726-731; Yoshida Y, et al. Eur J Neurosci. 2001;14(7):1075-1081; Dauvilliers, Y., N Engl J Med, 2023; 389, 309-321 NT1 pathophysiology is caused by the loss of orexin neurons Healthy Individual: Healthy orexin neurons with normal postsynaptic downstream orexin neurotransmitter activity Patient with NT1: Reduced availability of orexin as orexin neurons are lost, reducing downstream neurotransmitter activity NT1 patient treated with oveporexton: Orexin 2 receptor (OX2R) agonist may restore downstream neurotransmitter activity lost when endogenous orexin levels decline Orexin receptor 2 Orexin Oveporexton Downstream signaling 5

Optimized dosing regimen critical to deliver potentially transformative efficacy while minimizing adverse events Oveporexton BID profile mimics natural diurnal orexin tone Diurnal fluctuation of orexin levels in monkey CSF Long-acting orexin 2 receptor (OX2R) agonist 7:0 0 8:0 0 12 :00 17 :00 19 :00 21 :00 23 :00 3:0 0 0 50 100 150 200 Time O XA (p g/ m L) Takeda’s novel method enabling accurate measurement of OX-A1 • OX-A gradually increases in day-time but still present during nighttime • Reliable model to predict human PK based on Takeda OX2R experience 1. Narita et al., ACS Chem Neurosci, 2023 Gradual increase 3 folds difference OX-A exists in night-time Mean ± SEM, N = 5 7:0 0 8:0 0 12 :00 17 :00 19 :00 21 :00 23 :00 3:0 0 0 50 100 150 200 Time OX A (p g/ m L) • Long-acting OX2R agonist with BID dosing mimics diurnal orexin fluctuation • Long half-life maintains sufficient exposure during the day • Exposure levels are reduced at night, mimicking the natural orexin tone Illustrative exposure of long-acting OX2R agonist with twice daily regimen Co nc en tr at io n 6

Comprehensive approach to evaluate broad spectrum of NT1 symptoms with established and novel endpoints

Daytime Symptoms



Excessive Daytime Sleepiness (EDS)



Cataplexy



Cognitive Symptoms

Nighttime Symptoms



Disrupted Nighttime Sleep, Disturbing Dreams



Hallucinations, Sleep Paralysis

Daytime Symptoms			Nighttime Symptoms
MWT, ESS, KSS	**WCR**	**PVT and other tests**	**Sleep Diary, PSG**

Overall Narcolepsy Symptoms and Daily Function (e.g. **NSS-CT, CGI-C, PGI-C, FINI**)

General Quality of Life and Treatment Satisfaction (e.g. **SF-36, EQ-5D-5L**)

CGI-C: Clinical Global Impression of Change; **EQ-5D-5L**: EuroQol-5 Dimensions 5-levels; **ESS**: Epworth Sleepiness Scale; **FINI**: Functional Impacts of Narcolepsy Instrument; **KSS**: Karolinska Sleepiness Scale; **MWT**: Maintenance of Wakefulness Test; **NSS-CT**: Narcolepsy severity scale; **PGI-C**: Patient Clinical Global Impression of Change; **PSG**: polysomnography; **PVT**: Psychomotor Vigilance Task; **SF-36**: Short Form-36 Survey; **WCR**: Weekly cataplexy rate

7

Oveporexton Phase 3 Results

Global placebo controlled randomized Oveporexton Ph3 NT1 studies conducted across 19 countries enrolling 273 subjects Oveporexton: 1 mg BID (N = 61) Oveporexton: 2 mg BID (N = 66) Long Term Extension (LTE) >95% of patients that completed the placebo-controlled study enrolled in the LTE Placebo (N=41) TA K- 86 1- 30 01 N =1 68 Oveporexton: 2 mg BID (N = 70) Placebo (N=35) TA K- 86 1- 30 02 N =1 05 12-week treatment period Ra nd om iz at io n 2: 3: 3 Ra nd om iz at io n 1: 2 Primary Endpoint @ 12wks: • MWT Secondary Endpoints @ 12wks including: • ESS • WCR • NSS-CT • PVT • Safety/Tolerability Exploratory Endpoints 9 Baseline characteristics balanced across both studies/doses

Oveporexton could establish a new standard of care in NT1 addressing the broad spectrum of symptoms

Majority of NT1 patients within normative ranges (MWT, ESS, NSS-CT)

Significant & clinically meaningful cataplexy reduction for all doses (WCR, NSS-CT)

Symptoms reduction to the lowest severity level (e.g. NSS-CT)

Majority of patients reporting much improved or very much improved symptoms (e.g. PGI-C)


Excessive daytime sleepiness
Safety and tolerability
Functioning & QoL
Cognitive symptoms
Nighttime symptoms
Symptom severity
Cataplexy
Oveporexton
Transformative Orexin Therapy

Generally well tolerated

Normalization of daily functioning and activities on all domains (NSS-CT, FINI)

Significant improvements in quality of life reaching normative ranges (e.g. SF-36, EQ-5D-5L)

Majority of patients reaching levels of sustained attention within the normative range (e.g. PVT)

Majority patients experienced meaningful improvements in nighttime symptoms (e.g. NSS-CT, Sleep Diary, PSG)

EQ-5D-5L: EuroQol-5 Dimensions 5-levels; **ESS:** Epworth Sleepiness Scale; **FINI:** Functional Impacts of Narcolepsy Instrument; **MWT:** Maintenance of Wakefulness Test; **NSS-CT:** Narcolepsy severity scale; **PGI-C:** Patient Clinical Global Impression of Change; **PSG:** polysomnography; **PVT:** Psychomotor Vigilance Task; **SF-36:** Short Form-36 Survey; **WCR:** Weekly cataplexy rate;

10

The analysis used a linear mixed effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. *** indicates significance of p<0.001 for LS mean difference from placebo in change from BL at week 12. BL, baseline; CI, confidence interval; LS, least squares; MWT, Maintenance wakefulness test; SD, standard deviation; SE, standard error; SoC: Standard of Care. 1. Doghramji K, et al. Electroencephalogr Clin Neurophysiol 1997; 103: 554-62. • Statistically significant and clinically meaningful improvement in objective wakefulness (MWT) • Oveporexton normalized (≥20 mins) sleep latency on MWT in majority of patients (63% of Ph3 patients treated with 2 mg/2 mg ) • Consistent results between Ph2b and two Ph3 studies • Efficacy maintained over time based on ongoing LTE data from Ph2b 5.1 4.55.5 19.3 4.4 21.8 0 5 10 15 20 25 30 35 40 Baseline Week 12 4.1 3.34.8 24.6 Baseline Week 12 The First Light (3001) The Radiant Light (3002) N or m at iv e ra ng e1 n=41 n=59 n=66 n=36 n=56 n=62 M ea n (S D) M W T sl ee p la te nc y, m in n=35 n=70 n=34 n=67 Oveporexton significantly improved sleep latency on MWT at 12 weeks with majority of patients within normative range *** *** *** The Maintenance of Wakefulness Test (MWT): daytime polysomnographic procedure which quantifies wake tendency by measuring ability to remain awake during soporific circumstances (sleepiness condition such as dark quiet room) Cu rr en t S oC Im pr ov em en t Excessive Daytime Sleepiness (MWT) 11

The analysis used a linear mixed effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. *** indicates significance of p<0.001 for LS mean difference from placebo in change from BL at week 12. BL, baseline; CI, confidence interval; LS, least square; ESS, Epworth Sleepiness scale; SD, standard deviation; SE, standard error; KSS, Karolinska Sleepiness scale. 1. Johns MW. Sleep 1991; 14: 540-5. • Oveporexton demonstrated statistically significant and clinically meaningful improvement in subjective wakefulness (ESS) • Close to 85% of patients achieved ESS scores comparable to healthy individuals (≤10) with oveporexton 2 mg/2 mg • Consistent between Ph2b and Ph3 studies, and other endpoints (e.g. KSS) • Efficacy maintained over time based on ongoing LTE data from Ph2b n=36 n=57 n=64 n=35 n=70n=41 n=61 n=66 n=34 n=67 N or m at iv e ra ng e1 18.2 16.5 18.2 8.3 19.0 7.0 0 2 4 6 8 10 12 14 16 18 20 22 24 Baseline Week 12 17.9 16.2 17.3 6.4 Baseline Week 12 M ea n (S D) E SS to ta l s co re *** *** *** Oveporexton significantly improved subjective sleepiness at 12 weeks with majority of patients within normative range The Epworth Sleepiness Scale (ESS): short self-assessment to identify how likely to fall asleep during daytime, measured by eight questions. Total score range 0-24 (each question 0-3). Scores ≤10 reflect normal levels of daytime sleepiness, and scores over 10 reflect excessive daytime sleepiness The First Light (3001) The Radiant Light (3002) Im pr ov em en t Excessive Daytime Sleepiness (ESS) 12

• Oveporexton demonstrated statistically significant (p<0.001) and clinically meaningful reduction in cataplexy events compared to placebo • Median cataplexy free days/week increased from 0 days at baseline to 4-5 days at week 12 with oveporexton vs no increase with placebo *The analysis used a generalized estimating equations model (negative binomial) with placebo-based multiple imputation. P-values have been adjusted for multiplicity. The incidence rate ratio was calculated by dividing the incidence rate of the oveporexton group with the incidence of the placebo group. CI, confidence interval; WCR, weekly cataplexy rate. IRR (95% CI) 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 IRR 95% CI p-value* WCR Incidence Rate Ratio Relative to Placebo The First Light (3001) Oveporexton 1 mg/1 mg Week 12 0.34 0.20, 0.57 <0.001 Oveporexton 2 mg/2 mg Week 12 0.38 0.23, 0.61 <0.001 The Radiant Light (3002) Oveporexton 2 mg/2 mg Week 12 0.25 0.15, 0.42 <0.001 Oveporexton significantly reduced weekly cataplexy rate over 12 weeks Cataplexy: sudden loss of muscle tone and strength, often caused by an emotional stimulus; defining symptom of NT1 Incidence Rate Ratio (IRR): incidence rate for the treatment arms over the placebo incidence rate (lower IRR indicates a greater improvement from placebo) Weekly Cataplexy Rate (WCR) 13

• Reduction in median WCR from baseline sustained over the entire duration of the study • 79% 1 mg/1 mg (The First Light) • 83% 2 mg/2 mg (The First Light) • 89% 2 mg/2 mg (The Radiant Light) • Efficacy maintained over time based on ongoing LTE data from Ph2b IQR, interquartile range; WCR, weekly cataplexy rate. Oveporexton demonstrated rapid reduction in cataplexy, sustained over 12 weeks Th e Fi rs t L ig ht (3 00 1) Th e Ra di an t L ig ht (3 00 2) Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Weekly Cataplexy Rate (WCR) 14 Weekly Cataplexy Rate (WCR): number of cataplexy events per week

31.0 27.2 30.4 12.1 31.2 10.1 0 10 20 30 40 50 M ea n (S D) N SS -C T to ta l s co re Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12 n=41 n=61 n=66 n=36 n=57 n=64 31.9 27.9 30.7 9.6 Baseline Week 12 n=35 n=70 n=34 n=67 The First Light (3001) The Radiant Light (3002) Mild Moderate Severe Very severe The analysis used a linear mixed effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. *** indicates significance of p<0.001 for LS mean difference from placebo in change from Baseline at week 12 *** *** *** • Oveporexton demonstrated statistically significant (p<0.001) and clinically meaningful reduction in overall disease severity compared to placebo • Across both studies, 70-80% of patients treated with oveporexton had mild symptoms at week 12 Overall Disease Severity Oveporexton improved symptoms across NT1 spectrum and reduced the overall symptom severity Narcolepsy Severity Scale for Clinical Trials (NSS-CT): validated, self-administered, 15-item scale evaluating severity, frequency and impact of 5 narcolepsy symptoms (sleepiness, cataplexy, sleep paralysis, hallucinations and disrupted nocturnal sleep) 15

Oveporexton improved nighttime symptoms at week 12 • ~85% of patients treated with oveporexton with no hallucinations or sleep paralysis at week 12 • ~67% of patients showing meaningful improvement on disturbed nighttime sleep (DNS) • Improvements in nighttime symptoms further supported by additional objective (e.g., PSG) and subjective (e.g., sleep diary) exploratory endpoints LS mean difference from placebo, p-value: *Nominal p<0.05; **Nominal p<0.01; ***Nominal p<0.001. NSS-CT, Narcolepsy Severity Scale for clinical trials; SD, standard deviation; PSG: polysomnography Sleep paralysis How frequently do you experience sleep paralysis when falling asleep or waking up? (score 0-6) Hallucinations How frequently do you have hallucinations when falling asleep or waking up? (score 0-6) 0 1 2 3 4 5 6 Baseline Week 12 0 1 2 3 4 5 Baseline Week 12 0 1 2 3 4 5 6 Baseline Week 12 0 1 2 3 4 5 6 Baseline Week 12 M ea n (S D) do m ai n sc or es M ea n (S D) do m ai n sc or es Im pr ov em en t Im pr ov em en t *** *** *** *** *** *** The First Light (3001) The Radiant Light (3002) Nighttime symptoms (NSS-CT) 16

Oveporexton significantly improved sustained attention throughout the day with ~70% patients within normative range • Majority of patients within normative range for both doses and both studies • Significant improvements also on other cognitive domains based on additional exploratory cognitive tests • Efficacy maintained throughout the day (1 and 7 h post dose) Cognitive Symptoms (PVT) Psychomotor Vigilance Test (PVT): simple 10 min reaction performance task to measure sustained attention (test counts # of lapses in attention). Normative levels: PVT lapses ≤ 6 0 10 20 30 40 50 60 70 80 90 Pe rc en t o f P ar tic ip an ts w ith ≤ 6 la ps es (9 5% C I) The First Light (3001) Measurement # hours post dose at Week 12 17 Data on file (oveporexton). TAK-861-3001 and TAK-861-3002 PVT Data. August 2025. VV-MEDMAT-125867 n=36 n=64n=57 28 22 68 61 73 73 Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg 1h 7h 1h 7h 1h 7h

Oveporexton significantly improved overall functioning and quality of life Quality of Life Measurement Highlights Oveporexton treatment resulted in group mean EQ-5D-5L index scores reaching normative values SF-36 mental and physical component summary improved with oveporexton bringing majority of patients to normative range Meaningful improvements across all domains of the Functional Impacts of Narcolepsy Instrument (FINI) vs placebo. More than 80% of patients reporting no problems on ‘Usual Activities’ on EQ-5D-5L (compared to 30% of placebo patients) Oveporexton resulted in significantly higher global treatment satisfaction at 12 weeks vs placebo Oveporexton improved both physician- (CGI) and patient-reported (PGI-C) measures of overall treatment experience and NT1 disease severity, with nearly all patients (97%) reported improvements. 18 CGI-C: Clinical Global Impression of Change; Associate Learning Test; EQ-5D-5L: EuroQol-5 Dimensions 5-levels; FINI: Functional Impacts of Narcolepsy Instrument; PGI-C: Patient Clinical Global Impression of Change; SF-36: Short Form-36 Survey

Placebo (n=41) 1 mg/1 mg (n=60) 2 mg/2 mg (n=66) Placebo (n=35) 2 mg/2 mg (n=70) Any TEAE, n (%) Mild Moderate Severe 22 (53.7) 14 (34.1) 7 (17.1) 1 (2.4) 52 (86.7) 26 (43.3) 24 (40.0) 2 (3.3) 59 (89.4) 34 (51.5) 23 (34.8) 2 (3.0) 15 (42.9) 9 (25.7) 5 (14.3) 1 (2.9) 60 (85.7) 38 (54.3) 20 (28.6) 2 (2.9) Serious TEAE, n (%) 0 1 (1.7) 1 (1.5) 0 0 TEAEs leading to study drug discontinuation, n (%) 1 (2.4) 3 (5.0) 0 0 2 (2.9) Most frequent TEAEs, n (%) Urinary frequency Insomnia Urinary urgency Nasopharyngitis Headache Salivary hypersecretion 3 (7.3) 0 1 (2.4) 6 (14.6) 5 (12.2) 0 32 (53.3) 32 (53.3) 9 (15.0) 6 (10.0) 4 (6.7) 5 (8.3) 36 (54.5) 38 (57.6) 12 (18.2) 10 (15.2) 10 (15.2) 4 (6.1) 1 (2.9) 1 (2.9) 0 0 2 (5.7) 0 43 (61.4) 40 (57.1) 10 (14.3) 0 3 (4.3) 5 (7.1) The First Light (3001) The Radiant Light (3002) TEAEs, treatment emergent adverse events. • No treatment-related serious TEAEs • Most common TEAEs: insomnia and urinary frequency and urgency • Majority of TEAEs transient and started within first few days of treatment • ~70% patients who experienced insomnia events resolved within first 2 weeks of treatment • No evidence of hepatotoxicity Oveporexton was generally well tolerated 19 Adverse Events

Oveporexton demonstrated transformative efficacy profile at 12 weeks with BID dosing • Significant and clinically meaningful improvements across all NT1 symptoms • Majority of NT1 patients within normative ranges for MWT and ESS • Weekly cataplexy rate reduction (80-90%) • Significant improvement in cognition and nighttime symptoms • Significant improvement on multiple quality of life scales Oveporexton was generally well-tolerated • Most common TEAEs observed were insomnia and urinary events • Most AEs were mild to moderate, started within first few days of treatment and resolved during the study • >95% of patients completing the study enrolled into the long-term extension study Oveporexton has the potential to establish a new era of care with transformative efficacy Oveporexton is on track to become the first-in-class treatment for NT1 20

Takeda is pioneering the field of orexin therapeutics with a potentially transformative franchise

Takeda

Oveporexton: NT1

- **Global filings on track to start FY25**
- **Breakthrough** designation received in USA and China
- **Potential first-in-class potential treatment for NT1**

TAK-360: Fast following in NT2 & IH

- **Novel chemistry and profile** for orexin non-deficient indications
- Fast track designation received
- **NT2 and IH currently in Ph2**

Tailored orexin assets for additional indications

- **Tailored orexin assets** in preclinical/clinical stage (i.e. TAK-495)
- **Optimized profiles for additional indications**: sleep-wake[1], respiration[2], mood, metabolism, and beyond
- **Orexin biomarkers** to **optimize patient outcomes**

21

1. Dauvilliers, Y., N Engl J Med, 2023; 2. Suzuki M et al., British Journal of Anaesthesia, 2024; IARS Conference, Denver, 2023; HV: Healthy Volunteer

Oveporexton Market Opportunity & Commercialization 22

“I’m angry with my own body. It becomes a self-detrimental emotional state” Person with NT1, US1 No time or energy for what matters most: coping through most aspects of life Limited hours of functional “wakefulness” make meaningful activities like work, family care, or exercise often difficult and at times impossible Source: 1. Takeda Market Research23

Long, exhausting NT1 patient journey is fraught with roadblocks hindering accurate & timely diagnosis, often followed by lifetime of treatment trade-offs

Takeda

A PATIENT'S JOURNEY TO DIAGNOSIS CAN TAKE DECADES

Symptom Onset

In the US, ***patients can spend ~10-15 years*** *cycling through physicians & misdiagnoses before accurate NT1 diagnosis*[1]

Isolated, Confused, Ashamed[1]

Testing & Diagnosis

~40% of patients *who reach a sleep specialist in the US are still misdiagnosed*[2]

Scared, Frustrated, Discouraged, Relieved[1]

Treatment & Adjustment

>50% polypharmacy cycling in the US:
despite treatment, NT1 is not well controlled[1]

Hopeful, Uncertain, Disillusioned[1]

1. TAK-861-5001: *Burden of Illness Study among Patients with Central Disorders of Hypersomnolence in Europe, US, and Canada*
2. Source: Takeda Market Research

24

Patients rely on symptomatic treatments, which often lead to persistent breakthrough or residual symptoms and suboptimal disease management

Current standard of care does not target Orexin deficiency, the underlying cause of NT1

75% of U.S. diagnosed patients are treated	**75% of U.S. diagnosed patients are treated, but both branded and generic options address limited symptoms like EDS and cataplexy** • EDS: generic stimulants, branded wake promoting agents • Cataplexy: generic antidepressants, branded oxybates
>50% of treated patients are on polypharmacy	**High rates of treatment switching and/or discontinuation** • >50% polypharmacy[1] • Complex comorbidities and treatment cycling • Coping mechanisms & lifestyle adjustments often employed
>80% of patients report residual symptoms	**Despite existing treatments, key unmet needs remain** • >80% of patients have reported residual symptoms despite treatment[2] • Managing a range of side effects and potentially inconvenient dosing regimen • Coverage restrictions and/or prohibitive cost[1]

25

Sources: 1. Takeda Market Research 2.Burden of Illness Study Among Patients with Central Disorders of Hypersomnolence, Y. Dauvilliers et al, EAN, 2024

Despite treatment, many patients continue to experience symptoms and need to cope with the continued impact of NT1 on many aspects of their lives Sources: 1. Peter-Derex et al. medRxiv. 2024; 2. Ingravallo et al. Sleep Med. 2012; 13(10):1293; 3. Narcolepsy UK Charter. 2023; 4. Li et al. Neuropsychol Rev. 2021; 31(1):89 3.5x more likely to be clinically depressed4 82% feel restricted in jobs they can pursue3 Half as likely to have children1,2 26

Pioneering a potential paradigm shift with a development program designed to demonstrate the transformative efficacy of an Orexin therapy

Takeda

oveporexton

Current SoC

MWT
Maintenance of Wakefulness Test

ESS
Epworth Sleepiness Scale

WCR
Weekly Cataplexy Rate

✓ **MWT**
Maintenance of Wakefulness Test

✓ **PVT**
Psychomotor Vigilance Test

✓ **PGI-C**
Patient Global Impression of Change

✓ **FINI**
Functional Impacts of Narcolepsy Instrument

✓ **ESS**
Epworth Sleepiness Scale

✓ **SF-36**
Short Form-36 Survey

✓ **WCR**
Weekly Cataplexy Rate

✓ **NSS-CT**
Narcolepsy Severity Scale for Clinical Trials

FINI Domain Scores:

- ✓ *Everyday Activities*
- ✓ *Cognitive Functioning*
- ✓ *Everyday Responsibilities*
- ✓ *Social Activities*
- ✓ *Cataplexy*
- ✓ *Tiredness*

✓ *= Statistically significant in Ph 3 as primary or secondary endpoints*

27

Oveporexton is poised to redefine treatment outcomes that matter most to patients Quotes from oveporexton phase 2 study exit interviews You recover the life you want….You also make up for lost time, you start doing the things you couldn't do for years…. Being able to laugh and be sad freely, I feel like I’ve become a normal person and gained confidence. 28 Cognitive symptoms Excessive daytime sleepiness Cataplexy Oveporexton Transformative Orexin Therapy Nighttime symptoms Safety and tolerability Symptom severity Functioning & QoL

A New Era Of Care OVEPOREXTON Aspiration: 29 Designed to treat the root cause of NT1, OREXIN deficiency Potential to be a transformative OREXIN therapy Transformative efficacy demonstrated across a broad spectrum of NT1 symptoms

EDUCATION & AWARENESS OF NT1 TRUE BURDEN AND ROLE OF OREXIN Takeda is leveraging its neuroscience and rare expertise to advance oveporexton towards the market*, preparing for a seamless patient and HCP experience ASPIRING TO A NEW ERA OF CARE FOR NT1 PATIENTS: Knowledge & empowerment Takeda Leadership & Global Commercial Footprint ENABLING ACCESS TO TREATMENT Redefine treatment outcomes Largest real-world studies on burden Pioneering data on broader impacts Education on Orexin deficiency First cost of illness & disease severity model First disease- specific PRO measure Real-world monitoring of outcomes ADVANCING & ACCELERATING DIAGNOSIS Exploring innovative patient journey solutions Orexin biomarkers Wearable & home test solutions AI algorithms of high accuracy PRO: Patient Reported Outcome * Subject to regulatory review, feedback, and approval30

Successful launch of oveporexton* will unlock the potential of a new era of care in NT1, starting in the US

~95-120k
Prevalent U.S. NT1 patients[1]

Uncovering the true burden of narcolepsy

10-20%
Diagnosis Rate Optimization
Today's Diagnosis Rate: ~50%

Improving rate, speed and accuracy of NT1 diagnosis utilizing digital tools

5-10% +
Treatment Rate Increase
Today's Treatment Rate: ~75%

Redefine treatment outcomes with new MOA that addresses root cause of NT1

30-50% +
Preference Share

A new level of efficacy by addressing Orexin deficiency

Oveporexton's NT1 global peak revenue potential : $2-3B+

Source: 1. Silber MH, et al. Sleep. 2002;25(2):197-202. Scheer D, et al. Sleep. 2019 Jul 8;42(7):zsz091. Abioye, et al Sleep Medicine Volume 100, Supplement 1, December 2022, Page S154.
Takeda claims analysis; Takeda physician research; company filings. AT: Advanced therapies
Please refer to the Important Notice at the start of this presentation for more information about peak revenue estimates.
*Subject to regulatory review, feedback, and approval

31

Takeda is the leader in Orexin biology, aiming to transform patient outcomes Oveporexton: $2-3B+ NT1 PEAK REVENUE POTENTIAL TAK-360: Accelerated Development Tailored to address unique unmet needs in NT2 & IH Strong foundation of Takeda capabilities maximizing global launches and advancing patient care ecosystems; powered by our leadership in Orexin science & development Tailored Orexin Assets For Additional Indications Sleep-Wake Respiratory conditions Metabolic disorders Mood And beyond 32

Pioneering Orexin science and catalyzing a potential new era of care for patients with narcolepsy type 1 (NT1) with oveporexton 1 32 Ph3 results demonstrated oveporexton’s potential to achieve outcomes that matter most to patients Oveporexton is designed to treat the root cause of NT1 and has the potential to be a transformative Orexin therapy Orexin deficiency is the root cause of NT1 Oveporexton U.S. and global filings on track to start in FY25; global $2-3B+ peak revenue potential 33 Please refer to the Important Notice at the start of this presentation for more information about peak revenue estimates.

Q&A Session ANDY PLUMP Director; President, Research & Development JULIE KIM President; U.S. Business Unit & Interim Head of Global Portfolio Division HEATHER DEAN Senior Vice President; Head Neuroscience U.S. Business Unit SARAH SHEIKH Head of Neuroscience Therapeutic Area Unit & Global Development

35 Regional Abbreviations: CN: China; EU: Europe; JP: Japan; U.S.: United States of America Glossary of Abbreviations AE adverse event AI artifcial inetlligence ASN American Society of Nephrology BID bis in die, twice a day BL baseline BTD breakthrough therapy designation CGI-C Clinical Global Impression of Change CI confidence interval CSF cerebrospinal fluid CY calender year EDS excessive daytime sleepiness EMA European Medicines Agency EQ-5D-5L EuroQol-5 Dimensions 5-levels ESRS European Sleep Research Society ESS Epworth Sleepiness Scale FDA U.S. Food & Drug Administration FIH first in human FINI Functional Impacts of Narcolepsy Instrument FSI first subject in FY fiscal year HCP healthcare professional IH idiopathic hypersomnia IND investigational new drug IQR Interquartile Range IRR Incidence Rate Ratio JPY Japanese Yen KSS Karolinska Sleepiness Scale LFT liver function test LS least square LTE long-term extension MOA mechanism of action MWT maintenance of wakefulness test NDA new drug application NEJM New England Journal of Medicine NMPA (China’s) National Medical Products Administration nPSG nocturnal polysomnography NSS-CT Narcolepsy Severity Scale for Clinical Trials NT1 or 2 narcolepsy type 1 or 2 OX2R orexin receptor 2 OX-A orexin A PGI-C Patient Clinical Global Impression of Change Ph1, Ph2, Ph3 phase 1, 2 ,3 PK pharmacokinetics PMDA Japan’s Pharmaceuticals and Medical Devices Agency POC proof of concept PRIME Priority medicines scheme by EMA PRO patient reported outcomes PSG polysomnography PVT Psychomotor Vigilance Task QOL quality of life R&D Research and Development SAE serious adverse event SD standard deviation SEM standard error of the mean SF-36 Short Form-36 Survey SOC standard of care TEAE treatment emergent adverse event Tx therapy USD US dollar WCR weekly cataplexy rate wk(s) week(s) WW worldwide

Medical Presentation as presented at World Sleep 2025

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Emmanuel Mignot, MD, PhD, USA The First Light: Efficacy and safety of a multi-dose study of oveporexton (TAK-861), an oral orexin receptor 2 agonist, for the treatment of narcolepsy type 1

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Contributors Emmanuel Mignot,1,* Isabelle Arnulf,2,* Giuseppe Plazzi,3,4 Rafael del Rio Villegas,5,6 Ramin Khatami,7,8 Gert Jan Lammers,9,10 Mitsutaka Taniguchi,11 Harisha Kadali,12 Yeting Du,12 Samuel Hsiao,12 Tina Olsson,12 Sarah Sheikh,12 Christian von Hehn,12 Mark R. Etherton,12,† Yves Dauvilliers13,14,15,† 1 Stanford Center for Sleep Sciences and Medicine, Redwood City, CA, USA; 2 National Reference Center for Rare Hypersomnias, Pitié-Salpêtrière University Hospital, Assistance Publique-Hôpitaux de Paris, Sorbonne University, Paris, France; 3 Department of Biomedical, Metabolic and Neural Sciences, University of Modena and Reggio-Emilia, Modena, Italy; 4 IRCCS, Istituto delle Scienze Neurologiche, Bologna, Italy; 5 Neurophysiology and Sleep Disorders Unit, Vithas Hospitals, Madrid, Spain; 6 Universidad CEU San Pablo, CEU Universities, Madrid, Spain; 7 Center of Sleep Medicine and Sleep Research, Klinik Barmelweid, Barmelweid, Switzerland; 8 Department of Neurology, University Hospital of Bern, Bern, Switzerland; 9 Stichting Epilepsie Instellingen Nederland, Sleep-Wake Centre, the Netherlands; 10 Department of Neurology, Leiden University Medical Centre, Leiden, the Netherlands; 11 Sleep Medical Center, Osaka Kaisei Hospital, Osaka, Japan; 12 Takeda Development Center Americas, Inc., Cambridge, MA, USA; 13 Sleep-Wake Disorders Center, Department of Neurology, Gui-de-Chauliac Hospital, CHU, Montpellier, France; 14 Institute of Neurosciences of Montpellier, INSERM, University of Montpellier, France; 15 National Reference Network for Narcolepsy, Montpellier, France *Co-first authors †Co-senior authors | 38

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Disclosures Disclosures • Emmanuel Mignot received consulting fees from Ambulatory Monitoring, Jazz Pharmaceuticals, and Takeda; research grant or trials to Stanford from Apple, Avadel, Eisei, Jazz Pharmaceuticals, and Takeda; travel funding from Harmony Biosciences, Paladin Labs, and Takeda; and stock options from Centessa. • Isabelle Arnulf has no disclosures to declare. • Giuseppe Plazzi received consultancy fees from Bioprojet, Jazz Pharmaceuticals, Orexia, and Takeda. • Rafael del Rio Villegas received consultancy fees from Alkermes, Bioprojet, and Takeda, and travel funds from Bioprojet, Jazz Pharmaceuticals, and Takeda. • Ramin Khatami received consulting fees, travel support, or board engagement from Bioprojet, Idorsia, Jazz Pharmaceuticals, and Takeda. • Gert Jan Lammers has received consulting fees, grants, and travel funds from Alkermes, Bioprojet, Daiichi Sankyo, Eisai, Jazz Pharmaceuticals, and Takeda. • Mitsutaka Taniguchi received funds for seminars and travel to conferences from Daiichi-Sankyo, Eisai, Shionogi, Taisho, Takeda, and Teijin. • Yves Dauvilliers received funds for seminars, board engagements, and travel to conferences from Avadel, Bioprojet, Idorsia, Jazz Pharmaceuticals, Orexia, and Takeda. • Harisha Kadali, Yeting Du, Samuel Hsiao, Tina Olsson, Sarah Sheikh, Christian von Hehn, and Mark Etherton are employees of Takeda Development Center Americas, Inc., and stockholders in Takeda Pharmaceuticals Company Limited. Acknowledgments • This work was funded by Takeda Development Center Americas, Inc. • Under the direction of the authors, Lindsay Napier, PhD, CMPP, and Megan Cafro, PhD, employees of Envision Catalyst, an Envision Medical Communications agency, a part of Envision Pharma Group, provided writing assistance for this presentation. Editorial assistance in formatting, proofreading, and copy editing was also provided by Envision Catalyst. Takeda Development Center Americas, Inc., provided funding to Envision Catalyst for support in writing and editing this presentation. | 39

Background

September 5-10 2025 WORLD SLEEP Singapore

Narcolepsy type 1 (NT1) is a chronic, rare, neurologic disorder of hypersomnolence characterized by a range of debilitating symptoms.[1-3]

NT1 is caused by loss of the orexin-producing neurons in the brain, which regulate wakefulness, sleep, and attention through activation of orexin receptors.[1-3]

Oveporexton (TAK-861) is a next-generation, highly potent oral orexin receptor 2 (OX2R)-selective agonist that activates the OX2R to restore signaling addressing the underlying orexin deficiency in NT1.[4-6]


Excessive daytime sleepiness
Functioning
Quality of life
Safety and tolerability
Cognitive symptoms
Symptom severity
Cataplexy

OX2R, orexin receptor 2.

1. Scammell TE. *N Engl J Med* 2015;373:2654-62. **2.** Sateia M, American Academy of Sleep Medicine. International Classification of Sleep Disorders, 3rd Ed. Darien, IL: AASM; 2014. **3.** American Psychiatric Association. Sleep–wake disorders; narcolepsy. In: Diagnostic and Statistical Manual of Mental Disorders, 5th ed. Washington, DC: APA; 2013:372-82. **4.** Mitsukawa K, et al. *Sleep Med* 2024;115(suppl 1):12. **5.** Kimura H, et al. *Sleep Med* 2024;115(suppl1):16. **6.** Naylor M, et al. *Sleep Med* 2024;115(suppl 1):225.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light | 40

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Oveporexton development NT1, narcolepsy type 1. 1. Mitsukawa K, et al. Sci Rep 2024;14:20838. 2. Dauvilliers Y, et al. N Engl J Med 2025;392:1905-16. | 41 Early-phase clinical trials showed significant and meaningful improvements across the spectrum of NT1 symptoms.2 Phase 3 results 2025 Phase 3 start 2024 Phase 2 start 2023 Here, we report the first data from The First Light phase 3 study designed to confirm the efficacy and safety of oveporexton in participants with NT1. First in human 2021 Balanced efficacy and on- target/off-target tolerability and safety1

The First Light study design

September 5-10 2025 WORLD SLEEP Singapore

- Randomized, double-blind, placebo-controlled, phase 3 study of twice-daily doses of oral oveporexton, an orexin receptor 2 agonist, conducted across Europe, Japan, and North America.

Inclusion criteria[†]:

- Participants aged 16–70 years
- ICSD-3/ICSD-3 TR diagnosis of NT1 supported by PSG/MSLT or orexin CSF ≤110 pg/mL
- ESS score ≥11
- ≥4 partial/complete episodes of cataplexy per week
- Positive for the HLA genotype HLA-DQB1*06:02 (in the absence of orexin CSF testing)


Randomized
(2:3:3)
Placebo‡
Oveporexton 1 mg/1 mg‡
Oveporexton 2 mg/2 mg‡
4-week follow-up
or LTE study

Endpoints		
Primary	MWT	Change from baseline to week 12 in mean sleep latency from the 4 MWT sessions
Secondary	ESS WCR TEAEs	Change from baseline to week 12 in ESS total score WCR at week 12 Incidence of adverse events

CSF, cerebrospinal fluid; ESS, Epworth Sleepiness Scale; HLA, human leukocyte antigen; ICSD-3, International Classification of Sleep Disorders, Third Edition; ICSD-3 TR, International Classification of Sleep Disorders, Third Edition, Text Revision; LTE, long-term extension; MSLT, multiple sleep latency test; MWT, Maintenance of Wakefulness Test; NT1, narcolepsy type 1; PSG, polysomnography; TEAE, treatment-emergent adverse event; WCR, weekly cataplexy rate. [†]US-based sites primarily used PSG/MSLT and HLA status for eligibility requirements. [‡]Doses were given at least 3 h apart.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only.

The First Light | 42

Participant disposition

Randomized (n=168)

	Placebo (n=41)	Oveporexton 1 mg/1 mg (n=61)	Oveporexton 2 mg/2 mg (n=66)
Discontinued study drug	**n=5 (12.2%)** Adverse event: 1 (2.4%)* Protocol deviation: 2 (4.9%) Withdrawal by participant: 2 (4.9%)	**n=4 (6.6%)** Adverse event: 3 (4.9%)† Lost to follow-up (untreated): 1 (1.6%)	**n=2 (3.0%)** Protocol deviation: 1 (1.5%) Withdrawal by participant: 1 (1.5%)
Completed 12 weeks of study drug	n=36 (87.8%)	n=57 (93.4%)	n=64 (97.0%)
Continued into the LTE study	n=34 (82.9%)	n=57 (93.4%)	n=59 (89.4%)

- **168 participants randomized.**
- **157 completed 12 weeks**
- **150/157 (>95%) of those who completed the study continued into the long-term extension study.**

LTE, long-term extension.
*Liver function test increase (not related to study drug). †1 urinary frequency, 1 urinary incontinence, 1 liver function test increase (not related to study drug).

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only.
The First Light | 43

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Participant characteristics at baseline | 44 ESS, Epworth Sleepiness Scale; IQR, interquartile range; MWT, Maintenance of Wakefulness Test; NSS-CT, Narcolepsy Severity Scale for Clinical Trials; WCR, weekly cataplexy rate. *Based on EDC data. Placebo (n=41) Oveporexton 1 mg/1 mg (n=61) Oveporexton 2 mg/2 mg (n=66) Mean (SD) age, years 30.9 (12.7) 33.5 (11.8) 29.7 (9.6) Female, n (%) 24 (58.5) 28 (45.9) 46 (69.7) Race, n (%) Asian Black/African American White Other/unknown 6 (14.6) 4 (9.8) 15 (36.6) 16 (39.0) 10 (16.4) 3 (4.9) 17 (27.9) 31 (50.8) 10 (15.2) 0 27 (40.9) 29 (43.9) Mean (SD) ESS total score 18.2 (3.6) 18.2 (2.6) 19.0 (3.2) Mean (SD) MWT sleep latency, min 5.1 (6.8) 5.5 (7.7) 4.4 (5.5) Median (IQR) WCR 28.5 (16.5–59.5) 21.0 (9.0–45.0) 26.3 (14.5–52.8) Mean (SD) NSS-CT total score 31.0 (9.6) 30.4 (8.7) 31.2 (7.3) On prior medication for narcolepsy requiring washout, n (%)* 33 (80.5) 50 (83.3) 51 (77.3) Demographics and disease characteristics were generally balanced across groups at baseline.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light N or m at iv e ra ng e1 Im pr ov em en t Oveporexton significantly improved mean sleep latency at 12 weeks compared with placebo, with majority of participants within the normative range | 45 Proportion of participants achieving mean sleep latency ≥20 min at week 12: Placebo: 2 (6%) 1 mg/1 mg: 27 (48%) 2 mg/2 mg: 35 (56%) LS mean difference from placebo in change from baseline at week 12 (primary endpoint) Maintenance of Wakefulness Test (MWT) 5.1 4.55.5 19.3 4.4 21.8 0 5 10 15 20 25 30 35 40 M ea n (S D ) M W T sl ee p la te nc y (m in ) Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12 LS, least squares. *The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. 1. Doghramji K, et al. Electroencephalogr Clin Neurophysiol 1997;103:554-62. Oveporexton LS mean (95% CI) Adjusted P-value* 1 mg/1 mg 13.83 (10.23–17.44) P<0.001 2 mg/2 mg 17.20 (13.66–20.73) P<0.001 n=36 n=56 n=62n=41 n=59 n=66

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Oveporexton significantly improved subjective sleepiness at 12 weeks compared with placebo, with majority of participants within the normative range | 46 Proportion of participants achieving ESS total score ≤10 at week 12: Placebo: 6 (17%) 1 mg/1 mg: 38 (67%) 2 mg/2 mg: 53 (83%) LS mean difference from placebo in change from baseline at week 12Epworth Sleepiness Scale (ESS) N or m at iv e ra ng e1 Im pr ov em en t n=41 n=61 n=66 n=36 n=57 n=64 18.2 16.5 18.2 8.3 19.0 7.0 0 5 10 15 20 25 M ea n (S D ) E SS to ta l s co re Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12 LS, least squares. *The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. 1. Johns MW. Sleep 1991;14:540-5. Oveporexton LS mean (95% CI) Adjusted P-value* 1 mg/1 mg –8.00 (–9.87 to –6.13) P<0.001 2 mg/2 mg –9.75 (–11.59 to –7.90) P<0.001

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light 0 10 20 30 40 50 60 Weeks M ed ia n (IQ R ) W C R (a ny e ve nt s) Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg 0 2 4 6 8 10 12 Oveporexton significantly reduced WCR over 12 weeks versus placebo and increased the number of cataplexy-free days for both doses | 47 IQR, interquartile range; IRR, incidence rate ratio. *The analysis used a generalized estimating equations model (negative binomial) with placebo-based multiple imputation. P-values have been adjusted for multiplicity. The IRR is the incidence rate of the oveporexton group divided by the incidence rate of the placebo group. • Median cataplexy-free days/week increased from 0 days at baseline (all arms) to ~4 days at week 12 with oveporexton doses versus 0.5 days with placebo. • Median percentage reductions in WCR from baseline were 82.6% and 79.0% with oveporexton 1 mg and 2 mg doses, respectively, at week 12. Weekly Cataplexy Rate (WCR) Im pr ov em en t 0.0 0.2 0.4 0.6 0.8 1.0 1.2 IRR (95% CI) n=41 n=61 n=66 n=37 n=57 n=65 IRR (95% CI) Adjusted P-value* WCR IRR relative to placebo at week 12 Oveporexton 1 mg/1 mg 0.34 (0.20–0.57) <0.001 2 mg/2 mg 0.38 (0.23–0.61) <0.001

Oveporexton was generally safe and well tolerated

Safety population

September 5-10 2025 WORLD SLEEP Singapore

Participants with:	Placebo (n=41)	Oveporexton 1 mg/1 mg (n=60)	Oveporexton 2 mg/2 mg (n=66)
Any TEAE, n (%)	22 (53.7)	52 (86.7)	59 (89.4)
Mild	14 (34.1)	26 (43.3)	34 (51.5)
Moderate	7 (17.1)	24 (40.0)	23 (34.8)
Severe*	1 (2.4)	2 (3.3)	2 (3.0)
Serious TEAE, n (%)†	0	1 (1.7)	1 (1.5)
TEAEs related to study drug, n (%)	9 (22.0)	46 (76.7)	53 (80.3)
TEAEs leading to study drug discontinuation, n (%)‡	1 (2.4)	3 (5.0)	0
Most frequent TEAEs, n (%)			
Urinary frequency	3 (7.3)	32 (53.3)	36 (54.5)
Insomnia	0	32 (53.3)	38 (57.6)
Urinary urgency	1 (2.4)	9 (15.0)	12 (18.2)
Nasopharyngitis	6 (14.6)	6 (10.0)	10 (15.2)
Headache	5 (12.2)	4 (6.7)	10 (15.2)
Salivary hypersecretion	0	5 (8.3)	4 (6.1)

- Most TEAEs were mild to moderate in severity and on-target events.
- No treatment-related serious TEAEs.
- The most common TEAEs of special interest were insomnia and urinary events.
  - Most were mild to moderate in severity and started within first days of treatment.
  - Did not require medical intervention.
- No safety concerns relating to any laboratory parameters and vital signs, and no evidence of hepatotoxicity.
- >95% of participants completing the study continued into the long-term extension study.

LFT, liver function test; TEAE, treatment-emergent adverse event. *Placebo: LFT increase; 1 mg/1 mg: ureterolithiasis, insomnia; 2 mg/2 mg: urinary frequency, insomnia, erythema. †1 mg/1 mg: ureterolithiasis (not related); 2 mg/2 mg: chest pain (not related). ‡Placebo: LFT increase; 1 mg/1 mg: urinary frequency, urinary incontinence, LFT increase (not related).

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light | 48

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The First Light Conclusions | 49 ECG, electrocardiogram; ESS, Epworth Sleepiness Scale; MWT, Maintenance of Wakefulness Test; NT1, narcolepsy type 1; OX2R, orexin receptor 2; TEAE, treatment-emergent adverse event. 1. Dauvilliers Y, et al. N Engl J Med 2025;392:1905-16. • This is the first report of phase 3 clinical data with an orexin receptor 2 agonist in people with NT1. • In The First Light phase 3 study, twice-daily 1 mg and 2 mg doses of oral oveporexton resulted in statistically significant and clinically meaningful improvements versus placebo over 12 weeks. • Majority of participants receiving oveporexton reached normative levels of objective (MWT) wakefulness and subjective (ESS) sleepiness. • ~80% median reduction in weekly cataplexy rate for both doses. • Oveporexton was generally safe and well tolerated. • Most TEAEs were mild to moderate in severity and self-limiting and were primarily on-target effects. • No safety concerns in relation to adverse events, vital signs, laboratory, or ECG data. • Consistent with results from phase 2 study in participants with NT1 over 8 weeks.1 Results from The First Light phase 3 study confirm that oveporexton, an oral orexin receptor agonist, provides meaningful improvement with the potential of transformational benefit to people with NT1.

Questions

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Yves Dauvilliers, MD, PhD, France The Radiant Light: Efficacy and safety of oveporexton (TAK-861), an oral orexin receptor 2 agonist, for the treatment of narcolepsy type 1

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Contributors Yves Dauvilliers,1,2,3 Jakub Antczak,4 Erik Buntinx,5 Rafael del Rio Villegas,6,7 Seung-Chul Hong,8 Sheila Sivam,9 Shuqin Zhan,10 Elena Koundourakis,11 Rachel Neuwirth,11 Tina Olsson,11 Sarah Sheikh,11 Philipp von Rosenstiel,11 Baiyun Yao,11 Alice Cai,11,* Giuseppe Plazzi12,13,* 1 Sleep-Wake Disorders Center, Department of Neurology, Gui-de-Chauliac Hospital, CHU, Montpellier, France; 2 Institute of Neurosciences of Montpellier, INSERM, University of Montpellier, France; 3 National Reference Network for Narcolepsy, Montpellier, France; 4 Department of Neurology, Jagiellonian University Medical College, Kraków, Poland; 5 ANIMA Research, Alken, Belgium; 6 Neurophysiology and Sleep Disorders Unit, Vithas Hospitals, Madrid, Spain; 7 Universidad CEU San Pablo, CEU Universities, Madrid, Spain; 8 Department of Psychiatry, St. Vincent’s Hospital, College of Medicine, The Catholic University of Korea, Suwon, Korea; 9 Woolcock Institute of Medical Research and Royal Prince Alfred Hospital, Sydney, NSW, Australia; 10 Department of Neurology, Xuanwu Hospital, Capital Medical University, Beijing, China; 11 Takeda Development Center Americas, Inc., Cambridge, MA, USA; 12 Department of Biomedical, Metabolic and Neural Sciences, University of Modena and Reggio-Emilia, Modena, Italy; 13 IRCCS, Istituto delle Scienze Neurologiche, Bologna, Italy *Co-senior authors | 52

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Disclosures Disclosures • Yves Dauvilliers received funds for seminars, board engagements, and travel to conferences from Avadel, Bioprojet, Idorsia, Jazz Pharmaceuticals, Orexia, and Takeda. • Jakub Antczak has no disclosures to declare. • Erik Buntinx received consultancy fees from Alkermes, Eli Lilly, and Johnson & Johnson and is a major shareholder of ANeuroTech. • Rafael del Rio Villegas received consultancy fees from Alkermes, Bioprojet, and Takeda, and travel funds from Bioprojet, Jazz Pharmaceuticals, and Takeda. • Seung-Chul Hong was a principal investigator for Takeda. • Sheila Sivam has received funding to attend clinical trial related investigator meetings or speaker fees from Avadel, Somnomed, Takeda, Teva, and Vertex Pharmaceuticals. • Shuqin Zhan received consultancy fees from Takeda and travel funds from Eisai. • Giuseppe Plazzi received consultancy fees from Bioprojet, Jazz Pharmaceuticals, Orexia, and Takeda. • Elena Koundourakis, Rachel Neuwirth, Tina Olsson, Sarah Sheikh, Philipp von Rosenstiel, Baiyun Yao, and Alice Cai are employees of Takeda Development Center Americas, Inc., and stockholders in Takeda Pharmaceuticals Company Limited. Acknowledgments • This work was funded by Takeda Development Center Americas, Inc. • Under the direction of the authors, Lindsay Napier, PhD, CMPP, and Megan Cafro, PhD, employees of Envision Catalyst, an Envision Medical Communications agency, a part of Envision Pharma Group, provided writing assistance for this presentation. Editorial assistance in formatting, proofreading, and copy editing was also provided by Envision Catalyst. Takeda Development Center Americas, Inc., provided funding to Envision Catalyst for support in writing and editing this presentation. | 53

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Oveporexton development NT1, narcolepsy type 1. 1. Mitsukawa K, et al. Sci Rep 2024;14:20838. 2. Dauvilliers Y, et al. N Engl J Med 2025;392:1905-16. | 54 Early-phase clinical trials showed significant and meaningful improvements across the spectrum of NT1 symptoms.2 Phase 3 results 2025 Phase 3 start 2024 Phase 2 start 2023 Here, we report the first data from The Radiant Light phase 3 study designed to confirm the efficacy and safety of oveporexton in participants with NT1. First in human 2021 Balanced efficacy and on- target/off-target tolerability and safety1

The Radiant Light study design

- Randomized, double-blind, placebo-controlled, phase 3 study of 2 mg twice-daily oral oveporexton, an orexin receptor 2 agonist, conducted across Asia, Australia, and Europe.

Inclusion criteria:

- Participants aged 16–70 years
- ICSD-3/ICSD-3 TR diagnosis of NT1 supported by PSG/MSLT or orexin CSF ≤110 pg/mL
- ESS score ≥11
- ≥4 partial/complete episodes of cataplexy per week
- Positive for the HLA genotype HLA-DQB1*06:02 (in the absence of orexin CSF testing)



Randomized (1:2)
Placebo[†]
Oveporexton 2 mg/2 mg[†]
4-week follow-up or LTE study

Endpoints		
Primary	MWT	Change from baseline to week 12 in mean sleep latency from the 4 MWT sessions
Secondary	ESS WCR TEAEs	Change from baseline to week 12 in ESS total score WCR at week 12 Incidence of adverse events

CSF, cerebrospinal fluid; ESS, Epworth Sleepiness Scale; HLA, human leukocyte antigen; ICSD-3, International Classification of Sleep Disorders, Third Edition; ICSD-3 TR, International Classification of Sleep Disorders, Third Edition, Text Revision; LTE, long-term extension; MSLT, multiple sleep latency test; MWT, Maintenance of Wakefulness Test; PSG, polysomnography; TEAE, treatment-emergent adverse event; WCR, weekly cataplexy rate. [†]Doses were given at least 3 h apart.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light | 55

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Participant disposition | 56 • 105 participants were randomized. • 101 completed 12 weeks • 100/101 (99%) of those who completed the study drug continued into the long-term extension study. Randomized (n=105) Placebo (n=35) Oveporexton 2 mg/2 mg (n=70) Completed 12 weeks of study drug Discontinued study drug n=34 (97.1%) n=67 (95.7%) n=34 (97.1%) n=66 (94.3%) Continued into the LTE study n=1 (2.9%) Withdrawal by participant: 1 (2.9%) n=3 (4.3%) Adverse event: 2 (2.9%)* Withdrawal by participant: 1 (1.4%) LTE, long-term extension *2 cases reported as rhabdomyolysis, both due to intense exercise associated with asymptomatic transaminase increase.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Participant characteristics at baseline | 57 ESS, Epworth Sleepiness Scale; IQR, interquartile range; MWT, Maintenance of Wakefulness Test; NSS-CT, Narcolepsy Severity Scale for Clinical Trials; WCR, weekly cataplexy rate. *Based on EDC data. Placebo (n=35) Oveporexton 2 mg/2 mg (n=70) Mean (SD) age, years 34.0 (13.1) 29.1 (9.6) Female, n (%) 13 (37.1) 37 (52.9) Race, n (%) Asian Black/African American White Unknown 7 (20.0) 0 19 (54.3) 9 (25.7) 14 (20.0) 0 28 (40.0) 28 (40.0) Mean (SD) ESS total score 17.9 (3.0) 17.3 (3.4) Mean (SD) MWT sleep latency, min 4.1 (4.9) 4.8 (4.9) Median (IQR) WCR 27.0 (19.0–66.5) 21.8 (10.5–37.5) Mean (SD) NSS-CT total score 31.9 (9.3) 30.7 (9.3) On prior narcolepsy medication for narcolepsy requiring washout, n (%)* 26 (74.3) 59 (84.3) Demographics and disease characteristics were generally balanced across groups at baseline.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light 4.1 3.3 4.8 24.6 0 5 10 15 20 25 30 35 40 M ea n (S D ) M W T sl ee p la te nc y (m in ) Placebo Oveporexton 2 mg/2 mg Baseline Week 12 n=35 n=70 N or m at iv e ra ng e1 n=34 n=67 Im pr ov em en t Oveporexton significantly improved mean sleep latency at 12 weeks compared with placebo, with majority of participants within the normative range | 58 LS, least squares. *The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. 1. Doghramji K, et al. Electroencephalogr Clin Neurophysiol 1997;103:554-62. Proportion of participants achieving mean sleep latency ≥20 min at week 12: Placebo: 0 2 mg/2 mg: 46 (69%) Oveporexton LS mean (95% CI) Adjusted P-value* 2 mg/2 mg 20.09 (16.57–23.61) P<0.001 LS mean difference from placebo in change from baseline at week 12 (primary endpoint) Maintenance of Wakefulness Test (MWT)

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light Oveporexton significantly improved subjective sleepiness at 12 weeks compared with placebo, with majority of participants within the normative range | 59 Proportion of participants achieving ESS total score ≤10 at week 12: Placebo: 4 (12%) 2 mg/2 mg: 56 (84%) LS mean difference from placebo in change from baseline at week 12 Epworth Sleepiness Scale (ESS) Im pr ov em en t n=35 n=70 17.9 16.2 17.3 6.4 0 5 10 15 20 25 M ea n (S D ) E SS to ta l s co re Placebo Oveporexton 2 mg/2 mg Baseline Week 12 N or m at iv e ra ng e1 LS, least squares. *The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. 1. Johns MW. Sleep 1991;14:540-5. Oveporexton LS mean (95% CI) Adjusted P-value* 2 mg/2 mg –9.53 (–11.10 to –7.97) P<0.001 n=34 n=67

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light 0 10 20 30 40 50 60 70 M ed ia n (IQ R ) W C R (a ny e ve nt s) Placebo Oveporexton 2 mg/2 mg 0 2 4 6 8 10 12 Oveporexton significantly reduced WCR over 12 weeks versus placebo and increased the number of cataplexy-free days | 60 • Median cataplexy-free days/week increased from 0 days at baseline to 5 days at week 12 with oveporexton versus no increase with placebo. • Median percentage reduction in WCR from baseline was 88.8% with oveporexton 2 mg doses at week 12. IQR, interquartile range; IRR, incidence rate ratio. *The analysis used a generalized estimating equations model (negative binomial) with placebo-based multiple imputation. P-values have been adjusted for multiplicity. The IRR is the incidence rate of the oveporexton group divided by the incidence rate of the placebo group. 0.0 0.2 0.4 0.6 0.8 1.0 1.2 IRR (95% CI) Weekly Cataplexy Rate (WCR) n=35 n=70 n=33 n=65 IRR (95% CI) Adjusted P-value* WCR IRR relative to placebo at week 12 Oveporexton 2 mg/2 mg 0.25 (0.15–0.42) <0.001 Im pr ov em en t

Oveporexton was generally safe and well tolerated

September 5-10 2025 WORLD SLEEP Singapore

Participants with:	Placebo (n=35)	Oveporexton 2 mg/2 mg (n=70)
Any TEAE, n (%)	15 (42.9)	60 (85.7)
Mild	9 (25.7)	38 (54.3)
Moderate	5 (14.3)	20 (28.6)
Severe*	1 (2.9)	2 (2.9)
Serious TEAE, n (%)	0	0
TEAEs related to study drug, n (%)	3 (8.6)	56 (80.0)
TEAEs leading to study drug discontinuation, n (%)†	0	2 (2.9)
Most frequent TEAEs, n (%)		
Urinary frequency	1 (2.9)	43 (61.4)
Insomnia	1 (2.9)	40 (57.1)
Urinary urgency	0	10 (14.3)
Headache	2 (5.7)	3 (4.3)
Salivary hypersecretion	0	5 (7.1)

- Most TEAEs were mild to moderate in severity and on-target events.
- No treatment-related serious TEAEs.
- The most common TEAEs of special interest were insomnia and urinary events.
  - Most were mild to moderate in severity, started within first days of treatment, and were transient in nature.
  - Did not require medical intervention.
- No blood pressure–related TEAEs,‡ no safety concerns relating to any laboratory parameters, and no evidence of hepatotoxicity.
- 99% of participants completing the study drug continued into the long-term extension study.

TEAE, treatment-emergent adverse event. *Placebo: tooth infection (unrelated); 2 mg/2 mg: urinary frequency (related), insomnia (related). †2 mg/2 mg: 2 reports of rhabdomyolysis due to intensive exercise, both asymptomatic, discontinued per protocol. ‡1 case of transient palpitations with 2 mg/2 mg oveporexton.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light | 61

Conclusions

September 5-10 2025 WORLD SLEEP Singapore

- The first results from **The Radiant Light phase 3 study** in Asia, Australia, and Europe are consistent with those from **The First Light study** in Europe, Japan, and North America[1] and with the 8-week phase 2 TAK-861-2001 study in participants with NT1.[2]
- Oveporexton 2 mg/2 mg demonstrated statistically significant and clinically meaningful improvements versus placebo.
  - The majority of participants receiving oveporexton reached normative levels of objective (MWT) wakefulness and subjective (ESS) sleepiness.
  - ~90% median reduction in weekly cataplexy rate.
- Observed TEAEs were similar between the 2 studies.
  - Most TEAEs were mild to moderate in severity and self-limiting and were primarily on-target effects.
  - No safety concerns in relation to adverse events, vital signs, laboratory, or ECG data.

Results from The Radiant Light phase 3 study confirm that oveporexton, an oral orexin receptor 2 agonist, provides meaningful improvement with the potential of transformational benefit to people with NT1.

ECG, electrocardiogram; ESS, Epworth Sleepiness Scale; MWT, Maintenance of Wakefulness Test; NT1, narcolepsy type 1; TEAE, treatment-emergent adverse event.

1. Mignot E, et al. WSC oral presentation O-09. **2.** Dauvilliers Y, et al. *N Engl J Med* 2025;392:1905-16.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. The Radiant Light | 62

Questions

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Lucie Barateau, MD, PhD, France Effect of oral orexin receptor 2 agonist oveporexton (TAK-861) on the severity of symptoms in individuals with narcolepsy type 1: Results from two phase 3 studies

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Contributors Lucie Barateau,1,2,3 Isabelle Arnulf,4,5,6 Yves Dauvilliers,1,2,3 Claudio Liguori,7,8 Fabio Pizza,9,10 Oliver Sum-Ping,11 Ellie Stukalin,12 Tina Olsson,12 Philipp von Rosenstiel12 1 Sleep-Wake Disorders Center, Department of Neurology, Gui-de-Chauliac Hospital, CHU, Montpellier, France; 2 Institute of Neurosciences of Montpellier, INSERM, University of Montpellier, France; 3 National Reference Network for Narcolepsy, Montpellier, France; 4 National Reference Network for Narcolepsy, Paris, France; 5 Sleep Clinic, DMU APPROCHES, Pitie-Salpetriere Hospital, Assistance Publique-Hôpitaux de Paris-Sorbonne University, Paris, France; 6 Paris Brain Institute, Paris, France; 7 Sleep Medicine Centre, Neurology Unit, University Hospital of Rome Tor Vergata, Roma, Italy; 8 Department of Systems Medicine, University Hospital of Rome Tor Vergata, Roma, Italy; 9 Department of Biomedical and Neuromotor Sciences, University of Bologna, Bologna, Italy; 10 IRCCS Istituto delle Scienze Neurologiche di Bologna, Bologna, Italy; 11 Stanford Center for Sleep Sciences and Medicine, Palo Alto, CA, USA; 12 Takeda Development Center Americas, Inc., Cambridge, MA, USA | 65

Disclosures

September 5-10 2025 WORLD SLEEP Singapore

Disclosures

- Lucie Barateau received funds for travel to conferences from Bioprojet and Idorsia and for board engagement from Bioprojet, Idorsia, Jazz Pharmaceuticals, and Takeda.
- Isabelle Arnulf has no disclosures to declare.
- Yves Dauvilliers received funds for seminars, board engagements, and travel to conferences from Avadel, Bioprojet, Idorsia, Jazz Pharmaceuticals, Orexia, and Takeda.
- Claudio Liguori received funds for research from Bioprojet, Idorsia, and Jazz Pharmaceuticals, and is a consultant for Idorsia.
- Fabio Pizza participated in an advisory board for Takeda and received support for congress participation and funding from Bioprojet.
- Oliver Sum-Ping has received speaking honoraria from Takeda and research funding from Avadel.
- Ellie Stukalin, Tina Olsson, and Philipp von Rosenstiel are employees of Takeda Development Center Americas, Inc., and stockholders in Takeda Pharmaceutical Company Limited.

Acknowledgments

- This work was funded by Takeda Development Center Americas, Inc.
- Under the direction of the authors, Lindsay Napier, PhD, CMPP, and Becky Ayles, PhD, employees of Envision Catalyst, an Envision Medical Communications agency, a part of Envision Pharma Group, provided writing assistance for this presentation. Editorial assistance in formatting, proofreading, copy editing, and fact-checking was also provided by Envision Catalyst. Takeda Development Center Americas, Inc., provided funding to Envision Catalyst for support in writing and editing this presentation.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. | 66

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Background | 67 • In The First Light (Europe, Japan, and North America) and The Radiant Light (Asia, Australia, and Europe) phase 3 studies, twice-daily oral doses of 1 mg and 2 mg oveporexton, an orexin receptor 2 agonist, given at least 3 h apart demonstrated statistically significant and clinically meaningful improvements on measures of wakefulness (MWT), sleepiness (ESS), and cataplexy frequency over 12 weeks versus placebo. In this analysis of data from The First Light and The Radiant Light phase 3 studies, we evaluated the effect of oveporexton on NT1 symptom severity using the Narcolepsy Severity Scale for Clinical Trials (NSS-CT) and the Patient Global Impression (PGI) scales. ESS, Epworth Sleepiness Scale; MWT, Maintenance of Wakefulness Test.

Narcolepsy Severity Scale for Clinical Trials (NSS-CT)

September 5-10 2025 WORLD SLEEP Singapore

- The **NSS-CT** is a validated, self-administered, 15-item scale evaluating severity, frequency, and impact of **the spectrum of narcolepsy symptoms**, with domains for **sleepiness, cataplexy, sleep paralysis, hallucinations, and disrupted nocturnal sleep.**[1,2]

	Scoring	Items, n
Symptom severity	6-point Likert scale (0–5)	6
Symptoms consequences on daily life	4-point Likert scale (0–3)	9
Total score = 0–57		

4 severity levels:	**Score**
Very severe	43–57
Severe	29–42
Moderate	15–28
Mild	0–14

- In adults, an 8-point difference between treated and untreated patients is considered clinically meaningful.[1,2]
- A pediatric version is also available.

The NSS-CT is distributed worldwide by Mapi Research Trust, https://eprovide.mapi-trust.org/instruments/narcolepsy-severity-scale-for-clinical-trials

1. Dauvilliers Y, et al. *Sleep* 2020;43:1-11. **2**. Dauvilliers Y, et al. *Neurology* 2017;88:1358-65.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. | 68

The First Light & The Radiant Light study designs

- 2 randomized, double-blind, placebo-controlled, phase 3 studies of twice-daily oral oveporexton, an orexin receptor 2 agonist, conducted across Asia, Australia, Europe, and North America.

The First Light


12 weeks
Randomized (2:3:3)
Placebo†
Oveporexton 1 mg/1 mg†
Oveporexton 2 mg/2 mg†
4-week follow-up or LTE study

The Radiant Light


12 weeks
Randomized (1:2)
Placebo†
Oveporexton 2 mg/2 mg†
4-week follow-up or LTE study

Inclusion criteria:
- Aged 16–70 years
- ICSD-3/ICSD-3 TR diagnosis of NT1 supported by PSG/MSLT or orexin CSF ≤110 pg/mL
- ESS score ≥11
- ≥4 partial/complete episodes of cataplexy per week
- Positive for the HLA genotype HLA-DQB1*06:02 (in the absence of orexin testing)

Selected endpoints		
Secondary	NSS-CT	Change from baseline to week 12
	PGI-C	Proportion of subjects reporting “much” or “very much” improved at week 12
Exploratory	PGI-S	Proportion of subjects reporting at least 1 levels of improvement at week 12

CSF, cerebrospinal fluid; ESS, Epworth Sleepiness Scale; HLA, human leukocyte antigen; ICSD-3, International Classification of Sleep Disorders, Third Edition; ICSD-3 TR, International Classification of Sleep Disorders, Third Edition, Text Revision; LTE, long-term extension; MSLT, multiple sleep latency test; NSS-CT, Narcolepsy Severity Scale for Clinical Trials; NT1, narcolepsy type 1; PGI-S/C, Patient Global Impression of Symptom Severity/Change; PSG, polysomnography. †Doses were given at least 3 h apart.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. | 69

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Disease characteristics were generally similar across groups at baseline | 70 The First Light The Radiant Light Placebo (n=41) Oveporexton 1 mg/1 mg (n=61) Oveporexton 2 mg/2 mg (n=66) Placebo (n=35) Oveporexton 2 mg/2 mg (n=70) Mean (SD) age, years 30.9 (12.7) 33.5 (11.8) 29.7 (9.6) 34.0 (13.1) 29.1 (9.6) Female, n (%) 24 (58.5) 28 (45.9) 46 (69.7) 13 (37.1) 37 (52.9) Mean (SD) ESS total score 18.2 (3.6) 18.2 (2.6) 19.0 (3.2) 17.9 (3.0) 17.3 (3.4) Mean (SD) MWT sleep latency, min 5.1 (6.8) 5.5 (7.7) 4.4 (5.5) 4.1 (4.9) 4.8 (4.9) Median (IQR) WCR 28.5 (16.5–59.5) 21.0 (9.0–45.0) 26.3 (14.5–52.8) 27.0 (19.0–66.5) 21.8 (10.5–37.5) Mean (SD) NSS-CT total score 31.0 (9.6) 30.4 (8.7) 31.2 (7.3) 31.9 (9.3) 30.7 (9.3) PGI-S “severe” or “very severe”, n (%) 26 (63.4) 37 (60.7) 47 (71.2) 22 (62.9) 47 (67.1) ESS, Epworth Sleepiness Scale; IQR, interquartile range; MWT, Maintenance of Wakefulness Test; NSS-CT, Narcolepsy Severity Scale for Clinical Trials; PGI-S, Patient Global Impression-Severity; WCR, weekly cataplexy rate.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton resulted in statistically significant and clinically meaningful changes in NSS-CT total score versus placebo 31.0 27.2 30.4 12.1 31.2 10.1 0 10 20 30 40 50 M ea n (S D ) N SS -C T to ta l s co re Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12 n=41 n=61 n=66 n=36 n=57 n=64 LS mean (95% CI) change from baseline versus placebo at week 12: TAK-861-3001 1 mg/1 mg: –14.4 (–17.8 to –10.9) 2 mg/2 mg: –16.9 (–20.2 to –13.5) TAK-861-3002 2 mg/2 mg: –18.1 (–21.3 to –15.0) All P<0.001 31.9 27.9 30.7 9.6 0 10 20 30 40 50 Baseline Week 12 n=35 n=70 n=34 n=67 The First Light The Radiant Light 57 57 Mild Moderate Severe Very severe Im pr ov em en t | 71 Narcolepsy Severity Scale for Clinical Trials (NSS-CT) LS, least squares. The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation for missing data.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. 9.8 13.1 7.6 8.3 46.3 49.2 63.6 41.7 3.5 39 36.1 25.8 25 26.3 20.3 4.9 1.6 3 25 70.2 79.7 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=41) 1 mg/1 mg (n=61) 2 mg/2 mg (n=66) Placebo (n=36) 1 mg/1 mg (n=57) 2 mg/2 mg (n=64) N SS -C T ca te go ry (% p ar tic ip an ts ) 11.4 12.9 8.8 54.3 48.6 38.2 34.3 34.3 44.1 23.9 4.3 8.8 76.1 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=35) 2 mg/2 mg (n=70) Placebo (n=34) 2 mg/2 mg (n=67) 2/2 mg ) Across both studies, >70% of participants treated with oveporexton had mild symptoms at week 12 versus <25% with placebo. Most participants achieved mild or moderate symptom severity over 12 weeks of oveporexton Baseline Week 12Baseline Week 12 The First Light The Radiant Light 2/2 mg ) 1/1 mg ) 1/1 mg ( Pl o ( Pla o ( 2/2 mg ) Pl ebo ) 2/2 mg 7) Pl bo ( ) | 72 Mild Moderate Severe Very severe Narcolepsy Severity Scale for Clinical Trials (NSS-CT)

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. 22.2 1.8 1.6 30.6 5.3 33.3 33.3 21.9 13.9 50.9 64.1 8.8 12.5 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=36) 1 mg/1 mg (n=57) 2 mg/2 mg (n=64) PG I- S ca te go ry (% p ar tic ip an ts ) The First Light: Most oveporexton-treated participants reported no or mild symptoms at week 12 versus placebo 19.5 21.3 18.2 43.9 39.3 53.0 36.6 31.1 27.3 6.6 1.51.6 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=41) 1 mg/1 mg (n=61) 2 mg/2 mg (n=66) PG I- S ca te go ry (% p ar tic ip an ts ) Baseline Week 12 2 g/2 g (n=66) 1 g/1 g (n=61) Place (n=41) 2 g/2 g (n=64) 1 g/1 g (n=57) Placebo (n=36) 69% of participants treated with oveporexton overall had no or mild symptom severity at week 12 versus 14% with placebo (nominal P-value <0.001 for both doses). None Mild Moderate Severe Very severe | 73The First Light Patient Global Impression of Symptom Severity (PGI-S)

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. 79% of participants treated with oveporexton had no or mild symptom severity at week 12 versus 12% with placebo (nominal P-value <0.001). 17.6 35.3 3.0 35.3 17.9 11.8 62.7 16.4 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=34) 2 mg/2 mg (n=67) PG I- S ca te go ry (% p ar tic ip an ts ) The Radiant Light: Most oveporexton-treated participants reported no or mild symptoms at week 12 versus placebo 11.4 20.0 51.4 47.1 31.4 30.0 5.7 2.9 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=35) 2 mg/2 mg (n=70) PG I- S ca te go ry (% p ar tic ip an ts ) 2 g/2 g (n=70) Placebo (n=35) / g (7) l ebo (34) | 74The Radiant Light None Mild Moderate Severe Very severe Patient Global Impression of Symptom Severity (PGI-S) Baseline Week 12

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton resulted in statistically significant improvements in PGI-C at week 12 versus placebo* 8.8 17.6 8.8 44.1 1.5 5.9 7.5 11.8 43.3 2.9 47.8 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=34) 2 mg/2 mg (n=67) PG I-C c at eg or y (% p ar tic ip an ts ) 8.3 16.7 1.8 8.3 22.2 5.3 22.2 19.3 3.1 22.2 45.6 65.6 28.1 31.3 0 10 20 30 40 50 60 70 80 90 100 Placebo (n=36) 1 mg/1 mg (n=57) 2 mg/2 mg (n=64) PG I-C c at eg or y (% p ar tic ip an ts ) The First Light The Radiant Light Across both studies, 74–97% of participants treated with oveporexton had much improved or very much improved symptoms at week 12 versus 12-22% with placebo. 2 g/2 g (n=64) lacebo (n=36) 1 g/1 g (n=57) Placebo (n=34) 2 g/2 g (n=67) No change Minimally worse Much worse Very much worse | 75 Very much improved Much improved Minimally improved Patient Global Impression of Change (PGI-C) *Statistically significant improvements (proportion very much improved or much improved); secondary endpoint.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton was generally safe and well tolerated | 76 Placebo (n=41) Oveporexton 1 mg/1 mg (n=60) Oveporexton 2 mg/2 mg (n=66) Placebo (n=35) Oveporexton 2 mg/2 mg (n=70) Any TEAE, n (%) Mild Moderate Severe 22 (53.7) 14 (34.1) 7 (17.1) 1 (2.4) 52 (86.7) 26 (43.3) 24 (40.0) 2 (3.3) 59 (89.4) 34 (51.5) 23 (34.8) 2 (3.0) 15 (42.9) 9 (25.7) 5 (14.3) 1 (2.9) 60 (85.7) 38 (54.3) 20 (28.6) 2 (2.9) Serious TEAE, n (%) 0 1 (1.7) 1 (1.5) 0 0 TEAEs related to study drug, n (%) 9 (22.0) 46 (76.7) 53 (80.3) 3 (8.6) 56 (80.0) TEAEs leading to study drug discontinuation, n (%) 1 (2.4) 3 (5.0) 0 0 2 (2.9) Most frequent TEAEs, n (%) Urinary frequency Insomnia Urinary urgency Nasopharyngitis Headache Salivary hypersecretion 3 (7.3) 0 1 (2.4) 6 (14.6) 5 (12.2) 0 32 (53.3) 32 (53.3) 9 (15.0) 6 (10.0) 4 (6.7) 5 (8.3) 36 (54.5) 38 (57.6) 12 (18.2) 10 (15.2) 10 (15.2) 4 (6.1) 1 (2.9) 1 (2.9) 0 0 2 (5.7) 0 43 (61.4) 40 (57.1) 10 (14.3) 0 3 (4.3) 5 (7.1) The First Light The Radiant Light TEAE, treatment-emergent adverse event.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Conclusions | 77 • In The First Light and The Radiant Light phase 3 studies, twice-daily 1 mg and 2 mg doses of oral oveporexton significantly improved disease severity as assessed with the NSS-CT, PGI-S, and PGI-C scales versus placebo in participants with NT1 over 12 weeks. • Oveporexton was generally safe and well tolerated. • These results are consistent with those from the phase 2 TAK-861-2001 study in participants with NT1 over 8 weeks.1 Phase 3 studies confirmed that treatment with oveporexton, an oral orexin receptor 2 agonist, shows improvements across the full NT1 spectrum of symptoms. NSS-CT, Narcolepsy Severity Scale for Clinical Trials; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Symptom Severity. 1. Dauvilliers Y, et al. N Engl J Med 2025;392:1905-16.

Questions

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Sheila Sivam, MD, PhD, Australia Effect of the oral orexin receptor 2 agonist oveporexton (TAK-861) on quality of life in individuals with NT1 over 12 weeks

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Contributors | 80 Sheila Sivam,1 Samuel Hsiao,2 Yeting Du,2 Heather Romero,2 Tina Olsson2 1 Woolcock Institute of Medical Research and Royal Prince Alfred Hospital, Sydney, NSW, Australia; 2 Takeda Development Center Americas, Inc., Cambridge, MA, USA

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Disclosures | 81 Disclosures • Sheila Sivam has received funding to attend clinical trial related investigator meetings or speaker fees from Avadel, Somnomed, Takeda, Teva, and Vertex Pharmaceuticals. • Samuel Hsiao, Yeting Du, Heather Romero, and Tina Olsson are employees of Takeda Development Center Americas, Inc., and stockholders in Takeda Pharmaceutical Company Limited. Acknowledgments • This work was funded by Takeda Development Center Americas, Inc. • Under the direction of the authors, Lindsay Napier, PhD, CMPP, and Becky Ayles, PhD, employees of Envision Catalyst, an Envision Medical Communications agency, a part of Envision Pharma Group, provided writing assistance for this presentation. Editorial assistance in formatting, proofreading, copy editing, and fact-checking was also provided by Envision Catalyst. Takeda Pharmaceutical Company Limited provided funding to Envision Catalyst for support in writing and editing this presentation.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Background • In The First Light (Europe, Japan, and North America) and The Radiant Light (Asia, Australia, and Europe) phase 3 studies, twice-daily oral doses of 1 mg and 2 mg oveporexton, an orexin receptor 2 agonist, given at least 3 h apart demonstrated statistically significant and clinically meaningful improvements on measures of wakefulness (MWT), sleepiness (ESS), and cataplexy frequency over 12 weeks versus placebo. • In The First Light and The Radiant Light phase 3 studies, oral oveporexton significantly improved disease severity, as assessed with the NSS-CT and PGI-C scales, versus placebo in participants with NT1 over 12 weeks. We evaluated the effect of oveporexton (TAK-861) on measures of health- related quality of life (HRQoL) in participants with NT1 from The First Light and The Radiant Light phase 3 studies. | 82 ESS, Epworth Sleepiness Scale; MWT, Maintenance of Wakefulness Test; NSS-CT, Narcolepsy Severity Scale for Clinical Trials; PGI-C, Patient Global Impression of Change.

The First Light & The Radiant Light study designs

- 2 randomized, double-blind, placebo-controlled, phase 3 studies of twice-daily oral oveporexton, an orexin receptor 2 agonist, conducted across Asia, Australia, Europe, and North America.

The First Light



12 weeks
Randomized (2:3:3)
Placebo[†]
Oveporexton 1 mg/1 mg[†]
Oveporexton 2 mg/2 mg[†]
4-week follow-up or LTE study

The Radiant Light



12 weeks
Randomized (1:2)
Placebo[†]
Oveporexton 2 mg/2 mg[†]
4-week follow-up or LTE study

Inclusion criteria:

- Adults aged 16–70 years
- ICSD-3/ICSD-3 TR diagnosis of NT1 supported by PSG/MSLT or orexin CSF ≤110 pg/mL
- ESS score ≥11
- ≥4 partial/complete episodes of cataplexy per week
- Positive for the HLA genotype HLA-DQB1*06:02 (in the absence of orexin CSF testing)

Selected endpoints		
Secondary	SF-36 MCS/PCS	Change from baseline to week 12
Exploratory	SF-36 domains EQ-5D-5L Index EQ-5D-5L VAS	Change from baseline to week 12

CSF, cerebrospinal fluid; EQ-5D-5L VAS, EuroQol 5-Dimension-5 Level visual analog scale; ESS, Epworth Sleepiness Scale; HLA, human leukocyte antigen; ICSD-3, International Classification of Sleep Disorders, Third Edition; ICSD-3 TR, International Classification of Sleep Disorders, Third Edition, Text Revision; LTE, long-term extension; MSLT, Multiple Sleep Latency Test; PSG, polysomnography; SF-36 MCS/PCS, 36-Item Short Form Mental Component Summary/Physical Component Summary. [†]Doses were given at least 3 h apart.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. | 83

Short Form-36 Survey (SF-36)

September 5-10 2025 WORLD SLEEP Singapore

- SF-36 is a patient-reported assessment of quality of life and overall health status.[1]

- 36 items: 35 items constitute the domain scores, and 1 general health item.
- Norm-based scoring of each domain is based on the US general population: standardized with mean = 50, SD = 10.
- Domain scores range from 0 to 100; higher scores indicate better health.
- 3-point difference between treatment groups is considered clinically meaningful.[2]

Health domain scales	***Items, n***	***Physical Component Summary****	***Mental Component Summary****
Physical Functioning (PF)	10	●	○
Role-Physical (RP)	4	●	○
Bodily Pain (BP)	2	●	○
General Health (GH)	5	◐	◐
Vitality (VT)	4	◐	◐
Social Functioning (SF)	2	◐	●
Role-Emotional (RE)	3	○	●
Mental Health (MH)	5	○	●

*Some domains contribute questions to both the Physical and Mental Component Summaries.

1. Maruish ME. User's manual for the SF-36v2 Health Survey (3rd ed). Lincoln, RI: QualityMetric Incorporated; 2011. **2.** Maski K, et al. *J Clin Sleep Med* 2021;17:1895-945.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. | **84**

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton significantly improved patient-reported QoL on the SF-36 Mental Component Summary over 12 weeks LS mean difference from placebo in change from baseline at week 12 LS mean difference from placebo in change from baseline at week 12 The First Light The Radiant Light | 85 Im pr ov em en t n=41 n=61 n=66 n=36 n=57 n=64 Short Form-36 Survey (SF-36) Improvements on the SF-36 MCS exceeded the minimum clinically relevant difference of 3 points.1 N or m at iv e ra ng e2 LS, least squares; MCS, Mental Component Summary; QoL, quality of life. The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. 1. Maski K, et al. J Clin Sleep Med 2021;17:1895-945. 2. Maruish ME. User’s manual for the SF-36v2 Health Survey (3rd ed). Lincoln, RI: QualityMetric Incorporated; 2011. Oveporexton LS mean (95% CI) P-value 1 mg/1 mg 6.79 (3.1–10.5) P<0.001 2 mg/2 mg 10.11 (6.5–13.7) P<0.001 Oveporexton LS mean (95% CI) P-value 2 mg/2 mg 9.32 (6.0–12.6) P<0.001 n=34 n=67n=35 n=70 38.3 38.538.9 48.3 20 30 40 50 60 70 M ea n (S D ) S F- 36 s co re Baseline Week 12 38.8 38.2 41.0 47.1 40.1 49.2 20 30 40 50 60 70 M ea n (S D ) S F- 36 s co re Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton significantly improved patient-reported QoL on the SF-36 Physical Component Summary over 12 weeks Improvements on the SF-36 PCS exceeded the minimum clinically relevant difference of 3 points.1 The First Light The Radiant Light n=41 n=61 n=66 n=36 n=57 n=64 | 86 48.1 49.1 46.9 54.7 48.6 55.8 20 30 40 50 60 70 M ea n (S D ) S F- 36 s co re Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12 48.8 49.150.5 54.9 20 30 40 50 60 70 M ea n (S D ) S F- 36 s co re Baseline Week 12 Short Form-36 Survey (SF-36) Im pr ov em en t LS mean difference from placebo in change from baseline at week 12 LS mean difference from placebo in change from baseline at week 12 N or m at iv e ra ng e2 LS, least squares; PCS, Physical Component Summary; QoL, quality of life. The analysis used a linear mixed-effects model for repeated measures with placebo-based multiple imputation. P-values have been adjusted for multiplicity. 1. Maski K, et al. J Clin Sleep Med 2021;17:1895-945. 2. Maruish ME. User’s manual for the SF-36v2 Health Survey (3rd ed). Lincoln, RI: QualityMetric Incorporated; 2011. Oveporexton LS mean (95% CI) P-value 1 mg/1 mg 5.54 (3.4–7.7) P<0.001 2 mg/2 mg 6.26 (4.2–8.4) P<0.001 Oveporexton LS mean (95% CI) P-value 2 mg/2 mg 5.01 (2.6–7.5) P<0.001 n=34 n=67n=35 n=70

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. 0 20 40 60 80 100 Physical Functioning Bodily Pain Role- Emotional Role-Physical Social Functioning Mental Health General Health Vitality The Radiant Light Placebo (n=34) Oveporexton 2 mg/2 mg (n=67) Oveporexton improved SF-36 domain scores over multiple domains at 12 weeks versus placebo in both studies 0 20 40 60 80 100 Physical Functioning Bodily Pain Role- Emotional Role-Physical Social Functioning Mental Health General Health Vitality The First Light Placebo (n=36) Oveporexton 1 mg/1 mg (n=57) Oveporexton 2 mg/2 mg (n=64) Changes from baseline to week 12 for nearly all SF-36 domain scores were nominally significant with oveporexton versus placebo (exploratory endpoint). | 87 Short Form-36 Survey (SF-36)

EuroQol-5 Dimension-5 Level (EQ-5D-5L)

September 5-10 2025 WORLD SLEEP Singapore

- EQ-5D-5L is a patient-reported assessment of quality of life and overall health status.

- 5 dimensions are rated on 5-point Likert scale, from "No problems" to "Unable/extreme."
- 1-item VAS scored from 0 (worst health) to 100 (best health).
- A preference-based index score can be generated from the 5 dimensions, yielding a score from 0 (death) to 1.0 (perfect health).
- Mean (SD) normative scores (US population): Index score, 0.85 (0.21); VAS, 80.4 (15.6).[1]

	EQ-5D scores	*Items, n*
Dimension scores	**Usual Activities**	1
	Self-care	1
	Pain/Discomfort	1
	Mobility	1
	Anxiety/Depression	1
VAS	**Self-rated Health**	1

*5 severity levels (dimension scores)**
No problems
Slight problems
Moderate problems
Severe problems
Unable/extreme

VAS, visual analog scale. *Categories for Anxiety/Depression domain: not anxious or depressed; slightly anxious or depressed; moderately anxious or depressed; severely anxious or depressed; extremely anxious or depressed. Categories for Pain/Discomfort domain: no pain/discomfort; slight pain/discomfort; moderate pain/discomfort; severe pain/discomfort; extreme pain/discomfort.

1. Jiang R, et al. *Qual Life Res* 2021;30:803-16.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. | 88

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton significantly improved patients’ EQ-5D-5L Index scores at 12 weeks versus placebo BL, baseline; LS, least squares. The analysis used a linear mixed-effects model for repeated measures with no imputation for missing data. P-values are nominal (not adjusted for multiplicity). 1. Jiang R, et al. Qual Life Res 2021;30:803-16. LS mean difference from placebo in change from baseline to week 12 in EQ-5D-5L Index score with oveporexton doses were nominally significant (all P<0.001). Oveporexton treatment resulted in group mean EQ-5D-5L Index scores reaching normative values. 0.82 0.760.79 0.95 0.00 0.20 0.40 0.60 0.80 1.00 M ea n (S D ) E Q -5 D -5 L In de x sc or es Im pr ov em en t n=41 n=61 n=66 n=36 n=57 n=64 | 89 N or m at iv e ra ng e1 EuroQol-5 Dimension-5 Level (EQ-5D-5L) LS mean difference from placebo in change from BL at week 12 The First Light The Radiant Light LS mean difference from placebo in change from BL at week 12 Oveporexton LS mean (95% CI) P-value 1 mg/1 mg 0.18 (0.11–0.24) P<0.001 2 mg/2 mg 0.20 (0.14–0.26) P<0.001 Oveporexton LS mean (95% CI) P-value 2 mg/2 mg 0.20 (0.13–0.26) P<0.001 n=35 n=70 n=34 n=67 Baseline Week 12 0.76 0.760.72 0.93 0.80 0.96 0.00 0.20 0.40 0.60 0.80 1.00 M ea n (S D ) E Q -5 D -5 L In de x sc or es Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. 60.2 59.463.2 77.7 58.9 79.4 0 20 40 60 80 100 M ea n (S D ) E Q -5 D -5 L VA S sc or es Placebo Oveporexton 1 mg/1 mg Oveporexton 2 mg/2 mg Baseline Week 12 Oveporexton significantly improved patients’ self-rated EQ-5D-5L VAS scores at 12 weeks versus placebo BL, baseline; LS, least squares; VAS, visual analog scale. The analysis used a linear mixed-effects model for repeated measures with no imputation for missing data. P-values are nominal (not adjusted for multiplicity). 1. Jiang R, et al. Qual Life Res 2021;30:803-16. 65.7 66.066.4 80.6 0 20 40 60 80 100 M ea n (S D ) E Q -5 D -5 L VA S sc or es Baseline Week 12 Im pr ov em en t | 90 LS mean difference from placebo in change from BL at week 12 LS mean difference from placebo in change from BL at week 12 The First Light The Radiant Light N or m at iv e ra ng e1 LS mean difference from placebo in change from baseline to week 12 in EQ-5D-5L VAS score with oveporexton doses were nominally significant (all P<0.001). Oveporexton treatment resulted in group mean EQ-5D-5L VAS scores approaching or achieving normative values. EuroQol-5 Dimension-5 Level (EQ-5D-5L) Oveporexton LS mean (95% CI) P-value 1 mg/1 mg 16.28 (10.48–22.08) P<0.001 2 mg/2 mg 20.15 (14.52–25.78) P<0.001 Oveporexton LS mean (95% CI) P-value 2 mg/2 mg 14.65 (8.93–20.38) P<0.001 n=35 n=70 n=34 n=67n=41 n=61 n=66 n=36 n=57 n=64

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton improved patients’ self-rated EQ-5D-5L domain scores at 12 weeks versus placebo | 91 0% 20% 40% 60% 80% 100% 0% 20% 40% 60% 80% 100% Unable/extreme Severe problems Moderate problems Slight problems No problems The First Light The Radiant Light Pa tie nt s Pa tie nt s EQ-5D-5L, EuroQol-5 Dimension-5 Level. Categories for Anxiety/Depression domain: not anxious or depressed; slightly anxious or depressed; moderately anxious or depressed; severely anxious or depressed; extremely anxious or depressed. Categories for Pain/Discomfort domain: no pain/discomfort; slight pain/discomfort; moderate pain/discomfort; severe pain/discomfort; extreme pain/discomfort. MobilitySelf-care Usual ActivitiesPain/Discomfort Anxiety/Depression 2/2 mg (n=64) 2/2 mg (n=64) 1/1 mg (n=57) 1/1 mg (n=57) Placebo (n=36) Placebo (n=36) 2/2 mg (n=64) 2/2 mg (n=64) 1/1 mg (n=57) 1/1 mg (n=57) Placebo (n=36) Placebo (n=36) 2/2 mg (n=64) 1/1 mg (n=57) Placebo (n=36) 2/2 mg (n=67) 2/2 mg (n=67) Placebo (n=34) Placebo (n=34) 2/2 mg (n=67) 2/2 mg (n=67) Placebo (n=34) Placebo (n=34) 2/2 mg (n=67) Placebo (n=34) EuroQol-5 Dimension-5 Level (EQ-5D-5L)

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Oveporexton was generally safe and well tolerated | 92 Placebo (n=41) Oveporexton 1 mg/1 mg (n=60) Oveporexton 2 mg/2 mg (n=66) Placebo (n=35) Oveporexton 2 mg/2 mg (n=70) Any TEAE, n (%) Mild Moderate Severe 22 (53.7) 14 (34.1) 7 (17.1) 1 (2.4) 52 (86.7) 26 (43.3) 24 (40.0) 2 (3.3) 59 (89.4) 34 (51.5) 23 (34.8) 2 (3.0) 15 (42.9) 9 (25.7) 5 (14.3) 1 (2.9) 60 (85.7) 38 (54.3) 20 (28.6) 2 (2.9) Serious TEAE, n (%) 0 1 (1.7) 1 (1.5) 0 0 TEAEs related to study drug, n (%) 9 (22.0) 46 (76.7) 53 (80.3) 3 (8.6) 56 (80.0) TEAEs leading to study drug discontinuation, n (%) 1 (2.4) 3 (5.0) 0 0 2 (2.9) Most frequent TEAEs, n (%) Urinary frequency Insomnia Urinary urgency Nasopharyngitis Headache Salivary hypersecretion 3 (7.3) 0 1 (2.4) 6 (14.6) 5 (12.2) 0 32 (53.3) 32 (53.3) 9 (15.0) 6 (10.0) 4 (6.7) 5 (8.3) 36 (54.5) 38 (57.6) 12 (18.2) 10 (15.2) 10 (15.2) 4 (6.1) 1 (2.9) 1 (2.9) 0 0 2 (5.7) 0 43 (61.4) 40 (57.1) 10 (14.3) 2 (2.9) 3 (4.3) 5 (7.1) The First Light The Radiant Light TEAE, treatment-emergent adverse event.

WSC 2025, Singapore | September 5-10, 2025 | O-09 | This presentation is intended for health care professionals only. Conclusions • In The First Light and The Radiant Light phase 3 studies, twice-daily 1 mg and 2 mg doses of oral oveporexton showed significant improvements in HRQoL over 12 weeks versus placebo in participants with NT1. • Oveporexton was generally safe and well tolerated. • These results are consistent with those from the phase 2 TAK-861-2001 study in participants with NT1 over 8 weeks.1 EDS, excessive daytime sleepiness; HRQoL, health-related quality of life; NT1, narcolepsy type 1. 1. Dauvilliers Y, et al. N Engl J Med 2025;392:1905-16. | 93 These findings supplement primary and secondary results from the phase 3 trials and indicate that oveporexton, an oral orexin receptor 2 agonist, has the potential of transformational benefit to people with NT1.

Questions